UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited, dated June 28, 2012, containing a mandatory notification of trade by Hemen Holding Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: June 28, 2012	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Mandatory notification of trade by Hemen Holding Limited

Hamilton, Bermuda, June 28, 2012 - Reference is made to the announcement by Hemen Holding Limited ("Hemen") on June 14, 2012.
Hemen has on June 27, 2012, acquired 600,000 shares in Seadrill from Goldman Sachs at a price of NOK224.8 per share. Following this transaction Hemen owns 115,097,583 shares, representing 24.60 percent of the outstanding shares in Seadrill. By this transaction Hemen has concluded the option arrangement it had with Goldman Sachs.
Hemen also has total return swap agreements with underlying economic exposure to 3.9 million Seadrill shares.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.